A special meeting of the fund's shareholders was held on October 17, 2007. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 6

To approve an amended management contract that includes adding a performance adjustment component to the management fee for Fidelity Advisor Mid Cap Fund, and giving the Trustees the authority to change the fund's performance adjustment index going forward, without a shareholder vote, subject to applicable law.

	# of Votes	% of Votes
Affirmative	2,935,780,342.18	68.069
Against	756,848,672.26	17.548
Abstain	226,279,997.76	5.247
Uninstructed	394,032,488.10	9.136
TOTAL	4,312,941,500.30	100.000